U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 29, 2021

VIA EDGAR TRANSMISSION

Mr. John K. Kernan and Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Registration Statement on Form N-14 (File No. 333-261348)
Investment Company Act Registration No: 811-23724
Cromwell Marketfield L/S Fund (S000074017)

Dear Messrs. Kernan and Esperon,

The purpose of this letter is to respond to verbal comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on December 8, 2021 and December 20, 2021. The Staff’s comments were provided regarding Form N-14 filed on November 24, 2021. The Form N-14 was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of reorganizing the Marketfield Fund (the “Target Fund”) a series of Trust for Professional Managers into the Cromwell Marketfield L/S Fund (the “Acquiring Fund”), a series of Total Fund Solution. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

Tax/Accounting Comments

Staff Comment 1: Under Rule 488, the requirements for a Form N-14 filing require that the filing be materially complete, and due to the omissions in the Capitalization Table, the Staff deems the filing to be incomplete. Accordingly, please file a delaying amendment to the Form N-14. Upon completing the data in the Capitalization Table, please file an amended Form N-14.

Response: The Trust responds by confirming that it has filed a delaying amendment to the Form N-14 (see SEC Accession No. 0000894189-21-008640). The Trust has also filed an amendment to Form N-14 that properly has the data in the Capitalization Table as of an appropriate date.

Staff Comment 2: Appendix B references the Target Fund’s Prospectus and it should reference the Target’s Fund’s most recent Semi-Annual Report. Please remove the prospectus reference and please revise the sentence to read appropriately.

Response: The Trust responds by changing the two sentences to read as follows:

The Acquiring Fund will adopt the financial statements of the Target Fund, the accounting survivor of the Reorganization. The financial highlights tables are intended to help you understand the Target Fund’s financial performance for the past five fiscal years. The audited and unaudited financials of the Target Fund are also included in the Target Fund’s Annual Report and Semi-Annual Report, respectively, which are incorporated herein by reference.

Staff Comment 3: The disclosure required under Rule S-X 611 (D-1, D-2 and D-3) should be added to the SAI.

Response: The Trust responds by adding the underlined sentence on page 1 of the SAI:

Pro forma financial statements are not presented as the Target Fund is being combined with the Acquiring Fund, a newly-created series of Total Fund Solution (the “Trust”), which does not have any assets or liabilities. The Reorganization will not result in (1) a material change to the Acquiring Fund’s investment portfolio due to investment restrictions, or (2) a change in accounting policies.

Staff Comment 4: In the Question and Answer section, please revise the response to the question “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?” so that it includes a statement about the sub-adviser (and not just the Adviser) being able to recoup the fee reductions and/or expense payments made in the prior 36 months. Please see the language in footnote 6 in the comparison of the funds fee table for reference.

Response: The Trust responds by adding the underlined sentence to the fifth paragraph of the response to replace the current sentence.

Pursuant to a new operating expense limitation agreement between Cromwell and TFS, on behalf of the Acquiring Fund, Cromwell has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of contingent deferred sales loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.80%, 2.55% and 1.55% of the Fund’s average daily net assets for Investor Class shares, Class C shares and Institutional Class shares, respectively, through at least February 14, 2024 (the “Expense Cap”). The expense limitation agreement may be terminated at any time by the Board of Trustees of TFS (the “TFS Board”) upon 60 days’ notice to Cromwell, or by Cromwell with the consent of the TFS Board. Cromwell is permitted, with the approval of the TFS Board, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months. This reimbursement may be requested if the aggregate amount actually paid by the Acquiring Fund toward operating expenses at any time during such period (taking into account the reimbursement) does not exceed the Expense Cap. Notwithstanding the foregoing, to the extent Marketfield previously waived fees or paid expenses for the Target Fund, the TFS Board has determined it appropriate and pursuant to the Agreement and Plan of Reorganization, Marketfield may recoup any such fees and expenses for up to 36 months from the date such fees and expenses were waived or paid on behalf of the Target Fund prior to the Reorganization.

Staff Comment 5: Page 23 of the Form N-14 outlines the TPM Board considerations in approving the Agreement and Plan of Reorganization. Please revise factor number 2 to state that the restrictions of the Target Fund and the Acquiring Fund are not the “same,” but rather that they are “substantially similar.”

Response: The Trust responds by revising the referenced disclosure to read as follows:

2. the compatibility of the investment objectives, strategies and restrictions of the Target Fund and the Acquiring Fund, including that the Acquiring Fund will have the same investment objective, substantially similar investment restrictions and substantially similar investment strategies as the Target Fund;

Staff Comment 6: Page 3 of the Form N-14, the last sentence of the first paragraph states “Expenses for the Acquiring Fund are pro forma operating expenses of the Acquiring Fund for the same period, assuming the Reorganization had occurred prior to the start of the period.” Please clarify this sentence to note that the pro-forma fees are based on Target Fund’s expenses for the prior period after giving effect to the Reorganization and includes restatements to reflect current fees.

Response: The Trust responds by revising the referenced disclosure to read as follows:

Expenses for the Acquiring Fund are pro forma fees that are based on the Target Fund’s expenses for the prior period after giving effect to the Reorganization and includes restatements to reflect current fees.

Legal Comments

Staff Comment 1: In the Shareholder Letter, the Staff notes that the Fund intends to hold the Shareholder Meeting virtually. Please confirm supplementally that the conditions of the virtual meeting follow the Staff’s Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns (See SEC website: https://www.sec.gov/ocr/staff-guidance-conducting-annual-meetings-light-covid-19-concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs).

Response: The Trust responds by respectfully noting that the first sentence of the second paragraph of the Shareholder Letter actually indicates that “We intend to hold the Special Meeting in person.”

Staff Comment 2: In the Q&A section, as part of the response to the question, “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund,” please disclose the Sub-Adviser’s right of recoupment for any of the Target Fund’s fees waived or expenses paid in the last paragraph.

Response: See the response to Accounting Comment No. 4 above. The Trust has added the disclosure as requested.

Staff Comment 3: In the fourth paragraph of page 1 of the Proxy Statement, please disclose that receipt of the opinion from tax counsel is a non-waivable condition of the Reorganization.

Response: The Trust responds by adding the requested phrase as shown below:

The Reorganization is expected to qualify as a tax-free reorganization for federal income tax purposes. In general, the Target Fund will not recognize any gain or loss as a result of the transfer of all of its assets and its liabilities in exchange for shares of the Acquiring Fund or as a result of its liquidation and termination, and shareholders of the Target Fund will not recognize any gain or loss upon receipt of shares of the Acquiring Fund in connection with the Reorganization. TFS and TPM will receive an opinion from tax counsel to TFS confirming such tax treatment, which receipt is a non-waivable condition of the Reorganization.

Staff Comment 4: Consistent with Item 3 of Form N-14 please include a summary of the Fund’s investment objectives, strategies and risks which may include a cross-reference to a later discussion in the Proxy Statement.

Response: The Trust responds by noting that the section of the Proxy Statement entitled “Summary Comparison of the Funds” contains sub-sections entitled “Comparison of Principal Investment

Objectives, Strategies, and Policies” and “Comparison of Principal Risks,” which addresses the Staff’s comment. That said, the Trust has added a paragraph before the subsection entitled the Fees and Expenses that reads:

Overview of How the Funds’ Investment Objectives, Principal Investment Strategies and Risks Compare
The Target Fund and the Acquiring Fund have identical investment objectives and substantially similar investment strategies and risks, which are presented below.

Staff Comment 5: In the first paragraph under “Summary Comparison of the Funds - Fees and Expenses,” please format the second sentence in bold font.

Response: The Trust responds by formatting the second sentence of the referenced paragraph in bold font as requested.

Staff Comment 6: In “Summary Comparison of the Funds - Fees and Expenses,” please confirm that the fees in the table are current for the fiscal year ended 2020.

Response: The Trust responds by confirming that the fees in the Fees and Expenses table reflect the fees for the fiscal year ended December 31, 2020.

Staff Comment 7: In “Summary Comparison of the Funds - Comparison of Principal Investment Objectives, Strategies, and Policies,” please review the second sentence as it seems to be incomplete.

Response: The Trust responds by revising the referenced sentence so that it is broken into two sentences as follows:

The Target Fund and the Acquiring Fund have identical investment objectives and substantially similar investment strategies. If the Reorganization is approved, all of the Target Fund’s assets will be transferred to and held by the Acquiring Fund.

Staff Comment 8: Please clarify “New Adviser Risk” to indicate that it only applies to the Acquiring Fund.

Response: The Trust responds by revising the referenced risk disclosure as suggested:

New Adviser Risk. The Acquiring Fund’s adviser is a newly organized investment adviser and has no operating history or performance track record.

Staff Comment 9: In the “Investment Advisers” discussion, please briefly discuss the Section 15(f) Safe Harbor provisions from the Plan of Reorganization.

Response: The Trust responds by adding the Safe Harbor provisions as requested:

Section 15(f) of the 1940 Act
Section 15(f) of the 1940 Act provides a non-exclusive “safe harbor” under which an investment adviser to a registered investment company or an affiliated person of such an investment adviser may receive any amount or benefit in connection with a sale of securities of, or a sale of any other interest in, such adviser which results in an assignment of an investment advisory contract with such company if (i) for a period of three years following such assignment, at least seventy-five percent (75%) of the board of directors of such company are not interested persons of the investment adviser of such company or the predecessor adviser of such company and (ii) no “unfair burden” is imposed on such company as a result of such assignment or any express or implied terms, conditions or understandings applicable thereto. The Board of Trustees of the Acquiring Fund will satisfy the first condition at the time of the Reorganization. Cromwell has agreed not to take any action that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) of the 1940 Act not to be met in connection with the Reorganization.

Staff Comment 10: Will the Target Fund be responsible for its own operating expenses? If yes, remove the last sentence of the first paragraph under “Comparison of Investment Advisory Fees.”

Response: The Trust responds by removing the referenced sentence.

Staff Comment 11: Please ensure that the “Board Considerations” section addresses any factors that the TPM Board considered to be adverse to the Reorganization.

Response: The Trust responds by noting that the “Board Considerations” section includes a comprehensive discussion of the factors that the TPM Board considered in approving the Reorganization.

Staff Comment 12: Please include any specific conclusions of the Board pertaining to factor number 1 — the terms and conditions of the Reorganization.

Response: The Trust responds that among the terms and conditions of the Reorganization, the TPM Board concluded (as indicated in factor numbers 8, 9 and 10) that the Reorganization was expected to be tax-free to Target Fund shareholders, that neither the Target Fund nor the Acquiring Fund would bear any expenses associated with the Reorganization and that the interests of the shareholders of the Target Fund would not be diluted as a result of the Reorganization.

Staff Comment 13: Please include any specific conclusions of the Board pertaining to factor number 4 — the relative size of the Target Fund and the Acquiring Fund.

Response: The Trust responds by revising the referenced disclosure to read as follows:

4. the relative size of the Target Fund and the Acquiring Fund, including that the Acquiring Fund is a newly-created, shell series that would assume all of the assets and liabilities of the Target Fund upon Reorganization;

Staff Comment 14: Please include any specific conclusions of the Board pertaining to factor number 11 — possible alternatives to the Reorganization.

Response: The Trust responds by revising the referenced disclosure to read as follows:

11. the possible alternatives to the Reorganization, including liquidation of the Target Fund.

Staff Comment 15: Under the section entitled, “Key Information about the Proposed Reorganization,” please include a discussion regarding why the Reorganization is being proposed per Item 4(a)(3) of Form N-14.

Response: The Trust responds by including the following disclosure as the first paragraph in the referenced section:

The primary purpose of the Reorganization is to move the investment portfolio and shareholders presently associated with the Target Fund to the Acquiring Fund. Marketfield, the investment adviser to the Target Fund, recommends that the Target Fund be reorganized with and into the Acquiring Fund. If the Reorganization is approved by Target Fund shareholders, the Acquiring Fund will be managed by Cromwell and Marketfield will serve as the investment sub-adviser to the Acquiring Fund and will continue to be responsible for day-to-day management of the Acquiring Fund’s portfolio. Marketfield’s recommendation was made to enable the Target Fund to benefit from the personnel, experience and resources of Cromwell. Marketfield believes that the Reorganization has the potential to benefit shareholders by (i) providing the Acquiring Fund with the opportunity to realize operational and administrative efficiencies that may result from being managed on the same platform as other mutual funds that will be advised by Cromwell; and (ii) creating economies of scale by leveraging a unified distribution approach with other mutual funds that will be advised by Cromwell. After careful consideration, upon the recommendation of Marketfield, the TPM Board approved the Plan providing for the reorganization of the Target Fund into the Acquiring Fund as a new series of TFS.

Staff Comment 16: Please complete the capitalization table.

Response: The Trust responds by completing the capitalization table as requested.

	(unaudited)	Target Fund Shares		(unaudited)	Acquiring Fund Shares (pro forma)
Class A Shares	Net Assets	$45,450,485	Investor Class Shares	Net Assets	$45,450,485
	Shares Outstanding	2,207,809		Shares Outstanding	2,207,809
	Net Asset Value per Share	$20.59		Net Asset Value per Share	$20.59

Class C Shares	Net Assets	$17,680,381	Class C Shares	Net Assets	$17,680,381
	Shares Outstanding	919,142		Shares Outstanding	919,142
	Net Asset Value per Share	$19.24		Net Asset Value per Share	$19.24

Class I Shares	Net Assets	$86,579,026	Institutional Class Shares	Net Assets	$86,579,026
	Shares Outstanding	4,127,532		Shares Outstanding	4,127,532
	Net Asset Value per Share	$20.98		Net Asset Value per Share	$20.98

Staff Comment 17: Please include a comparison of shareholder rights and any provisions excluded under Federal law as outlined in the Agreement and Declaration of Trust for the Acquiring Fund within the sub-section, “Derivative Actions of Shareholders under TPM and TFS.”

Response: The Trust responds by renaming the section entitled “Rights of the Funds’ Shareholders,” to be “Comparison of the Rights of the Funds’ Shareholders” to better identify the disclosure within the section. The Trust further notes the paragraphs labeled, “Derivative Actions of Shareholders under TPM and TFS” contain the information the Staff requests including noting provisions excluded under Federal law.

Staff Comment 18: Please clarify how any broker non-votes would be counted for the purpose of establishing a quorum under “Effects of Abstentions and Broker Non-Votes.”

Response: The Trust responds by noting supplementally that broker non-votes will not be counted for the purpose of establishing a quorum. The disclosure in the first sentence of the first paragraph of this section provides that all proxies voted, including abstentions, will be counted toward establishing a quorum.

Staff Comment 19: Please confirm that a final Agreement and Plan of Reorganization will be filed within a reasonable amount of time after it has been finalized.

Response: The Trust responds by confirming that a final version of the Agreement and Plan of Reorganization will be filed as Appendix A to the Combined Proxy Statement/Prospectus.

Staff Comment 20: Please update the “Control Persons and Principal Shareholders” section within 30 days of filing.

Response: The Trust responds by completing the Control Persons and Principal Shareholders section as of the December 10, 2021 record date.

Staff Comment 21: Please update the Part C Exhibit Index to reference the correct Agreement & Declaration of Trust filing date.

Response: The Trust responds by correcting the Exhibit reference as requested.

Staff Comment 22: Please ensure that the Tax Opinion includes a consent to the prospectus discussion of the Opinion and to counsel being named in the Registration Statement.

Response: The Trust responds by obtaining an updated form of Tax Opinion with the changes made as requested.

Staff Comment 23: Please confirm that new consents from the auditors will be included.

Response: The Trust responds by confirming it will include updated auditors’ consents with the filing.

* * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution